Exhibit 99.1

Hermitage Offshore Services Ltd. Announces Suspension of Trading from the NYSE and OTC Listing
Hamilton, Bermuda — September 23, 2020
Hermitage Offshore Services Ltd. (“Hermitage Offshore,” or the “Company”) announced today that it has received notification from the New York Stock Exchange (“NYSE”) that the Company’s common stock has been suspended from trading on the NYSE as it has fallen below the NYSE’s continued listing standard requiring listed companies to maintain an average global market capitalization over a consecutive 30 trading day period of at least $15,000,000. The suspension of trading does not affect the Company’s appeal rights with respect to the NYSE’s previously announced determination to commence delisting procedures with respect to the Company’s common stock. The hearing to review the delisting determination is scheduled to take place on December 17, 2020.
Commensurate with the suspension of trading from the NYSE, the Company expects that its common stock will be quoted on the OTC Pink marketplace ("OTC Pink"), operated by the OTC Markets Group Inc., effective Thursday, September 24, 2020 under the ticker symbol “HOFSQ”. The OTC Pink is a significantly more limited market than the NYSE, and the quotation of the Company’s common stock on the OTC Pink may result in a less liquid market available for existing and potential shareholders.
As previously disclosed, the Company and its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code on August 11, 2020. The Company continues to believe that there is significant doubt as to its ability to operate as a going concern following the bankruptcy proceedings, and can make no assurance that it will be successful in its appeal of the decision of the NYSE to delist the securities or that there will be any equity value in its common shares at the conclusion of the Chapter 11 process.

About the Company
Hermitage Offshore Services Ltd. is an offshore support vessel company that owns 21 vessels consisting of 10 platform supply vessels, or PSVs and 11 crew boats. The Company’s vessels primarily operate in the North Sea and the West Coast of Africa. Additional information about the Company is available at the Company’s website www.hermitage-offshore.com, which is not a part of this press release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.
Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the offshore support vessel (“OSV”) market, changes in charter hire rates and vessel values, demand in OSVs, the length and severity of the recent novel coronavirus (COVID-19) outbreak, the results of the Company’s Chapter 11 bankruptcy proceedings, the results of the Company’s appeal of the NYSE’s delisting determination, the impact of over-the-counter trading on the price and liquidity of the Company’s common stock, the Company’s operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
Contacts:
Hermitage Offshore Services Ltd.
+377 9798 5717 (Monaco)
+1 646 432 3315 (New York)
Web-site: www.hermitage-offshore.com